Exhibit 99.2

RECENT DEVELOPMENTS

French financial transaction tax taking effect on August 1, 2012

As previously disclosed, a French financial transaction tax on the acquisition of certain shares takes effect on August 1, 2012. TOTAL S.A. (“TOTAL”) is included in the list of the companies within the scope of the financial transaction tax. On July 31, 2012, the French Parliament approved two amendments to such tax: (i) the tax will be applicable to ADRs / ADSs as from December 1, 2012, and (ii) the rate of the tax is increased to 0.2%. Such amendments will be definitively enacted the day after the publication of the law in the official gazette of the French Republic (journal officiel de la République française).

The transfer tax regime described in the paragraph “Taxation of disposition of shares” in TOTAL’s Form 20-F for the year ended December 31, 2011 is also modified as of August 1, 2012. However, as previously disclosed, the payment of the financial transaction tax will result in an exemption from such transfer tax.

U.S. Holders should consult their tax advisors as to the tax consequences of such reforms.

Iraq: TOTAL acquires interest in two exploration blocks in Kurdistan Region of Iraq

On July 31, 2012, TOTAL announced the signature of a Farm-in Agreement in two exploration blocks in Kurdistan Region of Iraq.

TOTAL has completed an acquisition of 35% interest in two blocks, Harir and Safen, held by Marathon Oil KDV B.V., a wholly-owned subsidiary of Marathon Oil Corporation (NYSE: MRO). TOTAL will be the operator of the development of the Safen block. The blocks cover areas of 705 and 424 km2, respectively.

TOTAL confirms its commitment to contribute to the development of the oil Industry in Iraq and is looking for new opportunities.

TOTAL announces a second quarter 2012 interim dividend of €0.59 per share

On July 27, 2012, TOTAL announced that its Board of Directors had approved a second quarter 2012 interim dividend of €0.59/share, an increase of 3.5% from the previous quarter, payable in euros according to the following timetable:

•                  ex-dividend date: December 17, 2012;

•                  record date: December 19, 2012; and

•                  payment date: December 20, 2012.

American Depository Receipts (“ADRs”) will receive the second quarter 2012 interim dividend in dollars based on the then-prevailing exchange rate according to the following timetable:

•                  ex-dividend date: December 12, 2012;

•                  record date: December 14, 2012; and

•                  payment date: January 10, 2013.

Registered ADR holders may also contact The Bank of New York Mellon for additional information. Non-registered ADR holders should contact their broker, financial intermediary, bank, or financial institution for additional information.

TOTAL launches Tempa Rossa field development in Italy

On July 25, 2012, TOTAL announced that it had made the final investment decision for the Tempa Rossa field in the Basilicata region of southern Italy.

Operated by TOTAL (75%) alongside Shell (25%), the Tempa Rossa field is expected to come on stream in early 2016, and to produce 50,000 barrels of oil per day at plateau, along with 230,000 cubic meters of natural gas, 240 metric tons of LPG. Italy’s oil production is expected to increase nearly 40% as a result. The project represents an investment of €1.6 billion.

The project consists of building a production and processing center for the oil and gas, an LPG storage center, and a tie-in to the Val d’Agri-Taranto pipeline, which will carry the oil to the Taranto refinery in the Apulia region, from which it will be exported. The capacity of the oil pipeline and the refinery’s tank farm and port terminal will be expanded to handle the increase.

Tempa Rossa is located in the southern Apennines, at an altitude of 1,000 meters. Lying more than 4,000 meters beneath the surface, the field will be produced using eight wells, six of which have already been drilled.

In Italy, as in all its host countries, TOTAL’s core concerns are ensuring the safety of people and assets, safeguarding the environment and supporting local communities.

Australia: TOTAL increases its stake in Ichthys to 30%

On July 12, 2012, TOTAL announced that it had acquired an additional 6% interest in the Ichthys liquefied natural gas (LNG) project from its partner INPEX. The acquisition increased TOTAL’s overall equity stake in the Ichthys LNG project from 24% to 30%.

The acquisition does not impact any of the LNG offtake agreements with the entire annual production of LNG (8.4 million tons per annum) having already been sold for 15 years. TOTAL, through its gas trading subsidiary, will purchase 0.9 million tons per year of this LNG.

The transaction remains subject to approval by the Australian authorities.

TOTAL takes operatorship of Xerelete block in Brazil

On July 10, 2012, TOTAL announced that it had become operator of the offshore Xerelete concession located in a promising area of Brazil’s Campos basin. The transfer of operatorship from Petrobras to TOTAL follows a unanimous decision by the Xerelete partners and approval by the Brazilian authorities. TOTAL and Petrobras each hold a 41.2% interest in the concession, while BP holds the remaining 17.6%.

The Xerelete field, located around 250 kilometers off the coast of Rio de Janeiro, was discovered in 2001 in water depths of 2,400 meters and contains relatively heavy oil (17° to 20° API). A pre-salt prospect has also been identified below the Xerelete structure, which lies around 40 kilometers west of the recently announced Pão de Açucar discovery.

TOTAL plans to start drilling activities in 2013.

In addition to its participation in Xerelete, TOTAL holds a 20% interest in Block BM-S-54, where the Gato do Mato discovery is being appraised.

Launch of a new development phase of the Yucal Placer Gas Field in Venezuela

On July 9, 2012, TOTAL announced, together with its partners Repsol, Inepetrol and Otepi, having taken the final investment decision for a new development phase of the Yucal Placer gas field, operated by Ypergas(1), and located in Guárico State, Venezuela.

The production capacity of this field, which came on stream in 2004, will be increased as soon as in 2012 and is expected to ultimately reach a plateau at around 300 million cubic feet per day, which corresponds to three times the current production.

(1) Operating company held by TOTAL (37%) and its other partners in Yucal Placer licenses (i.e., Repsol, Inepetrol and Otepi).

The sanction of this major expansion project follows the signature of an addendum to the gas sales and purchase agreement between Ypergas and PDVSA Gas. The project will significantly increase the gas resources available to supply the domestic Venezuelan market, which is experiencing strong growth.

Yucal Placer’s gas characteristics - high-CO2 content, high-temperature - require specific technological expertise in sour gas and high-temperature deposits, which TOTAL has developed and consolidated.

Norway: new gas and condensate discovery in Southern North Sea

On July 4, 2012, TOTAL announced that its affiliate Total E&P Norge has participated in a significant gas and condensate discovery in the King Lear prospect on Production Licenses 146 & 333 in the Southern sector of the Norwegian North Sea (Statoil 77.8% operator - TOTAL 22.2%).

The King Lear well was drilled in a water depth of 67 meters to a vertical depth of 5,344 meters below sea level.

Azerbaijan: Socar, TOTAL and GDF Suez issue a “Notice of Discovery and its Commerciality” for the Absheron discovery in the Azerbaijani deep waters of the Caspian Sea

On July 2, 2012, TOTAL announced that a “Notice of Discovery and its Commerciality” for the Absheron discovery was submitted on June 1 on behalf of the partnership Socar - TOTAL - GDF Suez by operator Total E&P Absheron.

This step is an important milestone in the frame work of the Agreement on Exploration, Development and Production Sharing for the Absheron offshore block in the Azerbaijan sector of the Caspian Sea (EDPSA) signed on February 27, 2009. It is a confirmation of the importance of the discovery, announced in September 2011, on the Absheron X-2 well.

The well was drilled in 474 meters of water depth and reached a depth of 6,874 meters. One of the hydrocarbon bearing intervals was tested at 960 thousand cubic meters per day (km3/d) of non associated gas. During this production test, nearly 400 cubic meters per day (m3/d) — 2,500 barrels per day (b/d) — of a 42.5° API condensate were also produced.

The elongated structure straddles approximately 270 square kilometers and the cumulative net pay is greater than 160 meters thick.

Operations on Absheron X-2 wells are continuing with the drilling of a side track toward the Northern part of the structure.

The Absheron field is located around 100 kilometers southeast of Baku and could be developed with a limited number of wells for a first phase of development. The Work Program of the partnership now includes studies and surveys to better dimension this development. A 3D seismic campaign is expected be shot in 2013 and more appraisal wells may be drilled to better assess the extent and the geometry of the structure.

TOTAL’s subsidiary, Total E&P Absheron (TEP AB), is the operator of the Absheron license with an equity stake of 40%. The partners are Socar (40%) and GDF Suez (20%).

Iraq: TOTAL and partners PetroChina and Petronas start production from the Halfaya oil field

On June 27, 2012, TOTAL announced that the consortium led by PetroChina has started raising production from the Halfaya field to reach in its first phase an average of 70,000 barrels a day from newly built facilities.

The 20-year Development and Production Service contract with Missan Oil Company for the development of the Halfaya oil field was signed on January 27, 2010. Total E&P Iraq holds an 18.75% interest in the consortium, alongside the operator PetroChina (37.5%) and partners Petronas Carigali (18.75%) and the State Partner South Oil Company (25%).

The Halfaya oil field is located in the Missan governorate, 35 kilometers southeast of Amara city, and spreads across 30 kilometers long and 10 kilometers wide. The consortium intends to increase the current oil field production to 535,000 barrels of oil per day at plateau.

TOTAL steps up exploration activities in Kenya with the award of the offshore L22 license in the Lamu Basin

On June 27, 2012, TOTAL announced the signature of a production sharing contract with the Kenyan government for Block L22, which it will operate with a 100% interest.

Covering an area of more than 10,000 square kilometers, the exploration license is located offshore the Lamu Archipelago in water depths of between 2,000 and 3,500 meters. The first phase of the exploration program consists of a 3D seismic survey.